FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2018

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F x Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes o No x

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to Registrant's Form 6-K for the month of November 2018 and incorporated by reference herein is the Registrant's immediate report dated November 20, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: November 20, 2018

PRESS RELEASE

Formula Systems Reports the Results of the Third Quarter of 2018 with 22% increase in Net Income Year over Year

Formula’s revenues for the nine-month period increased by 11% year over year to $1.1 billion. Operating income for the nine-month period increased by 44% year over year to $77.1 million

Or Yehuda, Israel, November 20, 2018 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the third quarter and nine month period ended September 30, 2018, in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights for the Third Quarter Ended September 30, 2018

•

Consolidated revenues for the third quarter increased by 4.0% to $362.4 million, compared to $348.6 million in the same period last year.

•

Consolidated operating income for the third quarter increased by 18.1% to $26.6 million, compared to $22.5 million in the same period last year.

•

Consolidated net income attributable to Formula’s shareholders for the third quarter was $6.8 million, or $0.45 per fully diluted share, compared to $5.5 million, or $0.37 per fully diluted share, in the same period last year, reflecting an increase of 22.5%.

Financial Highlights for the Nine-Month Period Ended September 30, 2018

•

Consolidated revenues for the nine-month period ended September 30, 2018 increased by 11.2% to $1.1 billion, compared to $988.6 million in the same period last year.

•

Consolidated operating income for the nine-month period ended September 30, 2018 increased by 43.9% to $77.1 million, compared to $53.6 million in the same period last year.

•

Consolidated net income attributable to Formula’s shareholders for the nine-month period ended September 30, 2018 was $21.6 million, or $1.44 per fully diluted share, compared to $6.3 million, or $0.42 per fully diluted share, in the same period last year, reflecting an increase of 241%.

•

As of September 30, 2018, Formula held 49.18%, 48.16%, 45.21%, 100%, 50% and 90.09% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd. and Insync Staffing Solutions, Inc., respectively.

•

Consolidated cash, short-term investments in marketable securities and short-term and long-term bank deposits totaled approximately $285.2 million as of September 30, 2018, compared to $260.8 million as of December 31, 2017.

•

Total consolidated equity as of September 30, 2018, was $806.0 million (representing 49.2% of the total balance sheet), compared to $772.9 million (representing 49.4% of the total balance sheet) as of December 31, 2017.

•

As of September 30, 2018, Formula was in compliance with all of its financial covenants under the debentures issued by Formula and under loans granted by other financial institutions.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased to report on continued growth momentum for the first nine months of 2018 in all major financial indices across our portfolio and look forward to ending the year with even more positive results.”

"In the first nine months of 2018, Matrix achieved solid growth across all its key financial indices, reporting revenues of NIS 2.3 billion (or $646 million), operating income of NIS 152.3 million (or $42.8 million) and net profit of NIS 100.2 million (or $28.2 million), in each case in the first nine months of 2018, reflecting increases of 10%, 7.3% and 15.8%, respectively, year over year. Matrix’s quarterly operating income reached NIS 50.1 million (or $13.8 million) in the third quarter, compared to NIS 52.3 million (or $14.7 million) in the same period last year, reflecting a decrease of 4.1% year over year mainly resulting from the Holidays of the Jewish month of Tishrei, which this year have entirely coincided with the third quarter (as opposed to being divided between the third and fourth quarters in the previous year).”

“Matrix continues its growth and employee recruitment momentum, as a result of winning new projects, including mega-projects, entering new fields, and accomplishing strategic mergers and acquisitions in Israel and in the US in synergetic areas of activity.”

“I am very pleased that Matrix's operations in the US show impressive growth in revenues and profitability, with about 13% of the revenues and 26% of the operating income for the third quarter coming from the US market.”

“In the third quarter, Sapiens’ revenues totaled $73.2 million, up 1.7% compared to last year, and its operating income increased by 51.7% year over year to $6.8 million, with operating margin of 9.3% compared to 6.2% in the same period last year. In non-GAAP1  terms, Sapiens’ operating margin was 14.0% during the third quarter, up from 12.4% year over year. These results reflect Sapiens’ significant strides to getting back on track, with new customer wins, enhancing new product development and effectively leveraging its global assets.”

“Sapiens expanded its P&C business in the EMEA and North American markets, while continuing to improve its operational performance. As a result, in the third quarter, Sapiens achieved a 160-basis point increase in non-GAAP operating margin year-over-year and grew its North America business by 12%.”

“To extend its competitive edge, Sapiens is partnering with InsurTech and FinTech start-ups to complement its core offering.”

“Magic’s record-breaking financial results for the third quarter and first nine months of 2018 reflect the solid demand for its software solutions and professional services, which serve to help its customers on their digital transformation journey. The third quarter revenues were $72.1 million, operating income was $7.7 million and non-GAAP2 operating income was $10.0 million, up 10%, 9% and 10% respectively, year over year, driven exclusively by organic growth.

“Magic closed during the third quarter of 2018 a private placement of $35 million (including $9.2 million invested by Formula), a strong testament of its investors’ continued confidence in the company. Magic intends to utilize such funds to continue growing organically and through mergers and acquisition.”

“Lastly, during November 2018 Michpal expanded its business through the acquisition of an 80% share interest in Effective Solutions Ltd, an Israeli company that provides consulting services in the fields of operational cost savings and procurement, as well as salary control and monitoring. The two companies have launched a new service called ‘Michpal YEDA’, which allows clients to consult with team of experienced professionals, including employment attorneys and HR experts, with respect to payroll, labor, pensions, social security and employee income tax matters”.

“The acquisition of Effective Solutions and the launch of Michpal YEDA are important steps in the execution of our growth strategy to expand Michpal’s market share by offering clients comprehensive and holistic solutions in the payroll software and services market encompassing payroll, labor laws, employee income taxes, pensions and provident funds – all under one rooftop.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and affiliated company measured at cost adjusted by Formula's share in the investees' accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company's performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business or financial position.

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	Nine months ended			Three months ended
	September 30,			September 30,
	2018	2017		2018	2017
	Unaudited			Unaudited
Revenues	1,099,288	988,600		362,430	348,629
Cost of revenues	854,856	772,588		282,240	271,434
Gross profit	244,432	216,012		80,190	77,195
Research and development costs, net	31,339	29,459		9,891	10,076
Selling, general and administrative expenses	135,954	132,948		43,739	44,628
Operating income	77,139	53,605		26,560	22,491

Financial expenses, net	(7,366)	(17,040)	(*)	(4,105)	(3,605)	(*)

Income before taxes on income	69,773	36,565	(*)	22,455	18,886	(*)
Taxes on income	16,199	11,834		4,476	5,504

Income after taxes	53,574	24,731	(*)	17,979	13,382	(*)
Equity in gains (losses) of affiliated
companies, net	(66)	517		(3)	107

Net income	53,508	25,248	(*)	17,976	13,489	(*)
Net income attributable to redeemable
non- controlling interests	4,523	2,104	(*)	1,412	928	(*)
Net income attributable to non-controlling
interests	27,355	16,809	(*)	9,784	7,025	(*)
Net income attributable to Formula
Systems’ shareholders	21,630	6,335	(*)	6,780	5,536	(*)

Earnings per share (basic)	1.47	0.44	(*)	0.46	0.39	(*)
Earnings per share (diluted)	1.44	0.42	(*)	0.45	0.37	(*)

Number of shares used in computing earnings
per share (basic)	14,730,920	14,338,590		14,731,862	14,374,579
Number of shares used in computing earnings
per share (diluted)	15,565,098	14,697,459		15,574,171	15,539,781

)*) Adjustment to comparative data

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	September 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	271,764	245,936
Marketable securities	11,919	14,138
Short-term deposits	12	735
Trade receivables	416,587	385,778
Other accounts receivable and prepaid expenses	48,628	44,915
Inventories	3,845	3,299
Total current assets	752,755	694,801

LONG-TERM ASSETS:
Deferred taxes	14,478	15,878
Prepaid expenses and other accounts receivables	20,528	16,581
Total long-term assets	35,006	32,459

INVESTMENTS IN COMPANIES ACCOUNTED
FOR AT EQUITY METHOD	25,242	25,315

PROPERTY, PLANTS AND EQUIPMENT, NET	29,733	29,807

NET INTANGIBLE ASSETS AND GOODWILL	795,837	781,255

TOTAL ASSETS	1,638,573	1,563,637

CURRENT LIABILITIES:
Liabilities to banks and others	128,485	70,819
Debentures	54,798	4,826
Trade payables	95,793	95,339
Deferred revenue and customer advances	59,212	58,905
Employees and payroll accrual	97,756	111,707
Other accounts payable	60,238	53,145
Liabilities related to business combinations	5,485	6,811
Redeemable non-controlling interests	37,660	31,395
Total current liabilities	539,427	432,947

LONG-TERM LIABILITIES:
Liabilities to banks and others	89,058	135,616
Other long-term liabilities	7,447	7,244
Debentures, net of current maturities	116,448	133,739
Deferred taxes	35,759	36,605
Deferred revenues	5,328	9,340
Liabilities related to business combinations	8,439	4,711
Redeemable non-controlling interests	21,769	21,481
Employee benefit liabilities	8,885	9,032
Total long-term liabilities	293,133	357,768

EQUITY
Equity attributable to Formula Systems' shareholders	369,348	359,202
Non-controlling interests	436,665	413,720
Total equity	806,013	772,922

TOTAL LIABILITIES AND EQUITY	1,638,573	1,563,637

FORMULA SYSTEMS (1985) LTD.
STAND-ALONE STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	September 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	35,550	14,842
Dividend receivable	4,806	-
Other accounts receivable and prepaid expenses	636	3,733
Total current assets	40,992	18,575

INVESTMENTS IN SUBSIDIARIES AND AFFILIATES (*)
Matrix IT Ltd.	114,361	115,433
Sapiens International Corporation N.V.	169,400	172,738
Magic Software Enterprises Ltd.	108,780	98,898
Other	51,527	53,408
Total Investments in subsidiaries and affiliates	444,068	440,477

OTHER LONG TERM RECEIVABLES	2,400	2,400

PROPERTY, PLANTS AND EQUIPMENT, NET	4	5

TOTAL ASSETS	487,464	461,457

CURRENT LIABILITIES:
Liabilities to banks and others	12,499	13,413
Debentures	44,235	4,044
Trade payables	73	112
Employees, payroll accrual and other accounts payable	1,199	3,729
Total current liabilities	58,006	21,298

LONG-TERM LIABILITIES:
Liabilities to banks and others	12,186	25,498
Debentures, net of current maturities	47,924	55,459
Total long-term liabilities	60,110	80,957

EQUITY	369,348	359,202

TOTAL LIABILITIES AND EQUITY	487,464	461,457

 (*)  Investments' carrying amounts are measured consistent with the accounting principles applied in the

consolidated financial statements of the group and representing investments measured at cost adjusted by Formula's            share in the investees' accumulated undistributed earnings and other comprehensive income or loss.lkjljljlsj

Footnotes

1 These non-GAAP measures are subject to the discussion under “Non-GAAP Financial Measures” in Sapiens’ press release issued on November 7, 2018

2 These non-GAAP measures are subject to the discussion under “Non-GAAP Financial Measures” in Magic Software Enterprises’ press release issued on November 13, 2018